UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Balance Plus Corporation

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> April 24, 2025

Physical Address of Issuer:

3 Germay Dr, Unit 4, #2345, Wilmington, DE 19804, United States

Website of Issuer:

www.drinkbalanceplus.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Balance Plus SPV, LLC

Legal status of Co-Issuer:

> *Form:*

> Limited Liability Company

> *Jurisdiction of Incorporation/Organization:*

> Delaware

Date of Organization:

April 17, 2025

Physical Address of Co-Issuer:

3 Germay Dr, Unit 4, #2345, Wilmington, DE 19804, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

PicMii Crowdfunding, LLC

CIK Number of Intermediary:

00018177013

SEC File Number of Intermediary:

007-00246

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash commission fee of (i) four and nine-tenths percent (4.9%) of any dollar amounts raised in the Offering up to $500,000; (ii) four percent (4.0%) of any dollar amounts raised in the Offering exceeding $500,000 but not exceeding $1,000,000; and (iii) three percent (3.0%) of any dollar amounts raised in the Offering exceeding $1,000,000. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees, but does not include escrow fees. There is also a $5,000 advance setup fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

5,000

Price (or Method for Determining Price):

$2.00

Target Offering Amount:

$10,000.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$124,000.00

Deadline to reach the Target Offering Amount:

December 31, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Current Liabilities	$148	$0
Long-Term Liabilities	$27,415	$0
Revenues/Sales	$0	$0
Cost of Goods Sold**	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(30,063)	$(595)

* The Issuer was formed on April 23, 2025 as a result of a domestication from a Virginia corporation to a Delaware corporation. The financials in the table above, and in <u>Exhibit F</u>, attached hereto and made a part hereof, include the self-certified financial results for the Issuer as a Virginia corporation, from inception on February 24, 2023.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming

TABLE OF CONTENTS

EXHIBITS

This Offering is being conducted pursuant to the Securities and Exchange Commission's rule related to financial statement requirements for certain offerings of an amount less than $124,000 in aggregate in the preceding 12 months, which require the provision of "compiled" financials certified by the principal executive officer of the Company rather than reviewed or audited financials. As such, the terms of this Offering are materially different from offerings not relying on this rule and you must review this Form C carefully before investing. Compiled financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed or audited by a public accountant that is independent of the Company.

Offering Statement (<u>Exhibit A</u>)
May 9, 2025

BALANCE PLUS CORPORATION

BALANCE PLUS+

Up to $124,000.00 of Class B Common Stock

Balance Plus Corporation ("**Balance Plus**," the "**Company,**" "**Issuer**," "we," "us," or "our") is offering a minimum amount of $10,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $124,000.00 (the "**Maximum Offering Amount**") of Class B Common Stock at a purchase price of $2.00 per share (the "**Securities**"); on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount do not include the investor processing fee total for all investments. The investment will be made through Balance Plus SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, PicMii Crowdfunding LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250.00	$12.25	$237.75
Investor Processing Fee (4)	$8.75	$0.00	$8.75
Target Offering Amount	$10,000.00	$490.00	$9,510.00
Maximum Offering Amount	$124,000.00	$6,076.00	$117,924.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the (i) four and nine-tenths percent (4.9%) commission on cash proceeds raised in the Offering up to $500,000; (ii) four and one-half percent (4.0%) commission on cash proceeds raised in the Offering exceeding $500,000 but not exceeding $1,000,000; and (iii) three percent (3.0%) commission on cash proceeds raised in the Offering up to $1,000,000, the Intermediary will also receive a one-time $5,000 payment.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is not counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") but is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount plus the Investor Processing Fee. The Intermediary does not receive commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT

THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.drinkbalanceplus.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is May 9, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than PicMii Crowdfunding LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Balance Plus is a pioneering sports nutrition company that intends to revolutionize the industry with its patent-pending, all-natural Balance Plus Vitality Sports Drink, designed for health-conscious athletes and active individuals. The Company leverages 25 years of expertise in product innovation, brand development, and distribution to deliver a superfood-infused beverage that combines pure coconut water, adaptogenic herbs (like ashwagandha and golden root), medicinal mushrooms (such as lion's mane and reishi), and natural anti-inflammatories (like turmeric) to enhance hydration, performance, and holistic wellness.

The Company was originally incorporated on February 24, 2023 as a Virginia corporation. On April 24, 2025, the Company filed Articles of Domestication with the Virginia State Corporation Commission and a Certificate of Conversion with the Delaware Secretary of State in order to become a Delaware corporation. The Company is headquartered in Delaware and sells its products through the internet throughout the United States and internationally. The Company's website is www.drinkbalanceplus.com.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://www.picmiicrowdfunding.com/deal/balance%20plus/ (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	5,000
Maximum Offering Amount	$124,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	62,000
Price Per Security	$2.00*
Minimum Individual Investment Amount	$258.75+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	December 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 28.

*   Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The Investor Processing Fee is not included towards the

Maximum Offering Amount, nor factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Richard Kane	CEO, Co-Founder, and Chairman	Chief Executive Officer, Co-Founder and Chairman of Balance Plus Corporation, 2023 – Present. Oversees the company's strategic direction, growth initiatives, and executive leadership. fundraising, and go-to-market execution to position Balance Plus as a leading force in the functional beverage industry. Chief Executive Officer of RAK Group, 2018 – 2023 Served as CEO of RAK Group, responsible for high-level strategy, operations management, and growth initiatives across multiple business units.	University of California San Diego, B.S Psychology 1984 Graduate Masters Degree in Psychology at Catholic University, 1987
Scott Magers	COO, Co-Founder, and Director	Chief Operating Officer, Co-Founder and Director of Balance Plus Corporation, 2023 – Present. Leads product development, day-to-day operations, and organizational systems. Oversees supply chain logistics, cross-functional execution, and internal processes to ensure scalable, high-performance growth. Chief Executive Officer of CHI Health International, March 2018 – Jan 2023. Directed strategic planning, product innovation, and executive leadership. Oversaw international growth initiatives and operational efficiency in the wellness and healthcare sectors.	University of Southern California, B.S, Exercise Science, 1985

Biographical Information

Richard Kane: Richard is the Chief Executive Officer, Co-Founder and Chairman of the Company. His career is characterized by strategic leadership and innovation, particularly within the technology and wellness sectors. Starting in Silicon Valley, Richard gained invaluable experience in tech startups, which included launching a top-rated health app that transformed digital wellness platforms. His expertise in securing venture funding has driven growth and scalability in his projects. Transitioning from digital solutions to physical products, Richard co-founded the Company, applying his deep knowledge of startup dynamics and investment management. Under his leadership, the Company is poised to introduce cutting-edge, health-enhancing beverages to a global audience, focusing on clean, effective nutrition for active lifestyles.

Scott Magers: Scott is the Chief Operating Officer, Co-Founder and Director of the Company. He has over 25 years of experience in the health and beverage industry. He is a seasoned entrepreneur whose career is marked by innovative ventures that have consistently anticipated and shaped market trends. Starting with ZPower Nutrition, Scott introduced groundbreaking meal replacement shake formulas, establishing his reputation in the nutrition space. He expanded his portfolio with Logic Nutrition, which offered a comprehensive line of low-glycemic sports nutrition products. Scott's most significant achievement, XS Energy Drink, was the first zero sugar, zero-carb adaptogenic herbal energy drink, achieving global success with substantial annual sales in over 60 countries. After selling XS Energy Drink, LLC in 2015, he founded CHI Health International, focusing on superfoods and adaptogenic formulations. Leveraging his deep industry knowledge and entrepreneurial experience, Scott co-founded the Company in 2023, aiming to disrupt the sports beverage market with a flagship functional drink designed for peak performance without compromise.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.


CO-ISSUER


This Offering has the following co-issuer(s): Balance Plus SPV, LLC (the "**Co-Issuer**"), located at 3 Germay Dr, Unit 4, #2345, Wilmington, DE 19804, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://www.picmiicrowdfunding.com/deal/balance%20plus/. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Balance Plus is a pioneering sports nutrition company that intends to revolutionize the industry with its patent-pending, all-natural Balance Plus Vitality Sports Drink, designed for health-conscious athletes and active individuals. The Company leverages 25 years of expertise in product innovation, brand development, and distribution to deliver a superfood-infused beverage that combines pure coconut water, adaptogenic herbs (like ashwagandha and golden root), medicinal mushrooms (such as lion's mane and reishi), and natural anti-inflammatories (like turmeric) to enhance hydration, performance, and holistic wellness.

At the heart of our groundbreaking formula lies a meticulously selected array of natural ingredients, each serving a specific purpose to enhance your athletic journey. Available in three refreshing flavors, Wild Berry, Cranberry Grape, and Citrus, this low-sugar drink stands apart from conventional sports drinks laden with artificial additives and excessive sugars. Their all-natural, deliciously crafted sports drink isn't just a beverage – it's a revolution in a bottle, meticulously engineered for the health-conscious athlete. Infused with nature's finest ingredients, Balance Plus is more than a drink, it's a wellness revolution in a bottle. Be part of an exciting journey that elevates athletic performance, health, and wellness beyond boundaries.

Together, these elements form a symphony of benefits, propelling Balance Plus beyond the reach of conventional options like Gatorade, Red Bull, and Powerade. Our commitment to a low-sugar formula underscores our dedication to health and effectiveness.

The Company's Products and/or Services

Product / Service	Description	Current Market
Balance Plus Vitality Sports Drink	Hydration Redefined: Pure coconut water serves as the foundation for superior hydration. Electrolyte Harmony: A balanced blend of essential electrolytes for optimal body function. Adaptogenic Power: Ashwagandha, Golden Root, and Green Tea extracts converge to combat stress and elevate mental clarity. Cognitive Boost: A potent mix of Lion's Mane, Reishi, and Chaga extracts sharpen cognitive function and focus. Natural Anti-Inflammatory: Turmeric extract, a potent anti-inflammatory, aids in swift recovery. Endurance & Gut Health: Glycerol monolaurate supports sustained endurance and promotes gut health.	The vast, yet under-served, community of active individuals who are actively seeking healthier alternatives for their sports nutrition needs.

Competition

The markets in which the Company's products will be sold are highly competitive. Balance Plus steps into a competitive arena dominated by giants like Gatorade, Powerade, and BodyArmor, but its all-natural, superfood-infused Vitality Sports Drink outshines them by prioritizing health without sacrificing performance. Unlike Gatorade and Powerade—PepsiCo and Coca-Cola brands known for synthetic formulas, high sugar loads, and artificial additives that compromise wellness—Balance Plus leverages pure coconut water, adaptogens like ashwagandha, and medicinal mushrooms like lion's mane for superior hydration, endurance, and cognitive support, all in a low-sugar package. BodyArmor, while touting natural ingredients like coconut water, lacks the potent blend of anti-inflammatory turmeric and stress-reducing herbs that Balance Plus offers, giving it an edge in holistic benefits.

Emerging clean-label brands like Liquid I.V. and Nooma focus on hydration but fall short of Balance Plus' comprehensive performance-enhancing profile and flavorful variety (Wild Berry, Cranberry Grape, Citrus). While competitors rely on brand loyalty and mass-market scale, Balance Plus stands apart with a meticulously crafted, science-backed formula that redefines sports nutrition for the health-conscious athlete.

Customer Base

The Company's customer base is generally the vast, yet under-served, community of active individuals who are seeking functional, all-natural ingredients and healthier alternatives to traditional sports drinks. The Company's target market is sports professionals, ambitious amateur athletes, fitness enthusiasts and busy active people.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company does not have any trademarks or patents. The formula for the Company's all-natural, low-sugar sports drink is currently a trade secret for which the Company will be pursuing filing a patent.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, although the Company's product is not directly regulated, it complies with applicable food and beverage safety and labeling standards under the U.S. Food, Drug, and Cosmetic Act. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company does not currently have any employees. The Company utilizes independent contractors and advisors.

Perks

We're offering simple, high-value perks to thank our early investors:

- $250+ – *Founding Backer Badge*
  – Your name listed (optional) on our early backer recognition page + early access to product pre-orders.

- $500+ – *Balance Plus Swag Drop*
  – Get a Balance Plus branded digital wallpaper + downloadable performance guide + discount code for first order.

- $1,000+ – *Bonus Equity + Vision Call*
  – 5% bonus shares of Class B Common Stock + invitation to an exclusive founder Zoom session.

- $5,000+ – *VIP Partner Tier*
  – 10% bonus shares of Class B Common Stock + direct founder strategy call + early invite to future rounds and brand collaborations.

Note: Bonus shares of Class B Common Stock will be issued through the Co-Issuer.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company is controlled by our Co-Founders who exercise voting control.

Richard Kane, the CEO, Co-Founder and Chairman of the Company, and Scott Magers, the COO, Co-Founder and Director of the Company, are the sole owners of the Company's Class A Common Stock, which hold all the voting rights for the Company. Subject to any fiduciary duties owed to our other shareholders under Delaware law, these Co-Founders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, these Co-Founders may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide ingredients and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major ingredients for our products, or from whom we acquire such items, do not provide ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular ingredient or service. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

We sell our products via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively

process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our sports drink, or if our customers decrease their level of use of our sports drinks, our revenue, financial results, and business may be significantly harmed.

We produce sports drinks for athletes and active people. The amount of users of our sports drinks will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active customers of our sports drinks. If clients do not perceive our sports drinks to be a healthier all-natural alternative, we may not be able to attract or retain customers or otherwise maintain or increase the frequency of their use of our sports drinks. There is no guarantee that we will not experience an erosion of our active client base levels in the future.

We must continuously monitor our inventory and product mix against forecasted demand

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before our products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall ingredients failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodities have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government support programs, changes in international trading policies and tariffs, impacts of disease outbreaks and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes

in supply and demand, general economic conditions and other factors. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We have not prepared any audited financial statements.

The financial statements attached as <u>Exhibit F</u> to this Form C have been "compiled" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, although the Company's product is not directly regulated, it complies with applicable food and beverage safety and labeling standards under the U.S. Food, Drug, and Cosmetic Act. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,

changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis, and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash commission fee of (i) four and nine-tenths percent (4.9%) of any dollar amounts raised in the Offering up to $500,000; (ii) four and one-half percent (4.0%) of any dollar amounts raised in the Offering exceeding $500,000 but not exceeding $1,000,000; and (iii) three percent (3.0%) of any dollar amounts raised in the Offering exceeding $1,000,000 and up to $5,000,000 of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle (the Co-Issuer).

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in the Co-Issuer, Balance Plus CF SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone.

If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $2.00 per share, plus a 3.5% Investor Processing Fee ("**Offering**" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement with the Co-Issuer located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital for production and manufacturing, sales and marketing, distribution and logistics and operations and overhead. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.00
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	5,000
Maximum Offering Amount	$124,000.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$62,000
Price Per Security	$2.00*
Minimum Individual Investment Amount	$258.75[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	December 31, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 28.

*   Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The Investor Processing Fee is not included towards the Maximum Offering Amount, nor factored into each Investor's maximum investment amount permitted for unaccredited investors.

\+   Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Balance Plus SPV, LLC (the "**Co-Issuer**"), located at 3 Germay Dr, Unit 4, #2345, Wilmington, DE 19804, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.drinkbalanceplus.com, or for the Offering at https://www.picmiicrowdfunding.com/deal/balance%20plus/. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it

provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $124,000.00, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://www.picmiicrowdfunding.com/deal/balance%20plus/.

Intermediary Information

The Intermediary for the Company is PicMii Crowdfunding, LLC ("**Picmii**" or "**Intermediary**"), a Pennsylvania limited liability company formed on June 3, 2019. The SEC registration number of the Intermediary is 007-00246. PicMii is not a registered broker-dealer and all activity involving escrow/holding funds is performed by Novation Solutions, Inc. (O/A Dealmaker) and Enterprise Bank and Trust, an escrow agent registered with the SEC and FINRA/SIPC.

Platform Compensation

At the conclusion of the Offering, the Issuer shall pay to the Intermediary, PicMii, a cash commission fee of (i) four and nine-tenths percent (4.9%) of any dollar amounts raised in the Offering up to $500,000; (ii) four percent (4.0%) of any dollar amounts raised in the Offering exceeding $500,000 but not exceeding $1,000,000; and (iii) three percent (3.0%) of any dollar amounts raised in the Offering exceeding $1,000,000. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees, but does not include escrow fees. There is also a $5,000 advance setup fee.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	4.9%	$490	4.9%	$6,076
Production and Manufacturing (1)	35.1%	$3,510	35.1%	$43,524
Marketing and Advertising (2)	25%	$2,500	25%	$31,000
Distribution and Logistics (3)	15%	$1,500	15%	$18,600
Operations and Overhead (4)	15%	$1,500	15%	$18,600
Research and Development	5%	$500	5%	$6,200
Total	**100%**	**$10,000**	**100%**	**$124,000**

* Pursuant to the agreement between the Company and the Intermediary, the Company shall pay a cash commission fee of (i) four and nine-tenths percent (4.9%) of any dollar amounts raised in the Offering up to $500,000; (ii) four percent (4.0%) of any dollar amounts raised in the Offering exceeding $500,000 but not exceeding $1,000,000; and (iii) three percent (3.0%) of any dollar amounts raised in the Offering up to $1,000,000. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants and the $5,000 onboarding set up with the Intermediary. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) <u>Production and Manufacturing</u>: A significant portion of the proceeds will be dedicated to enhancing our production capabilities. This investment covers ingredient procurement, state-of-the-art packaging, advanced equipment, and skilled labor – all essential for scaling up our beverage production without compromising on quality.

(2) <u>Marketing and Advertising</u>: These proceeds will be used to market the project to investors and future customers to capture hearts and minds, through robust marketing strategies. This includes dynamic branding, aggressive advertising, comprehensive social media campaigns, insightful market research, and impactful promotional materials – all aimed at driving brand recognition and sales.

(3) <u>Distribution and Logistics</u>: These proceeds will be allocation for optimizing our warehouse operations, streamlining inventory management, and enhancing shipping logistics. Our goal is to efficiently distribute Balance Plus across retail stores and e-commerce platforms.

(4) <u>Operations and Overhead</u>: These funds will be used for the seamless running of our business by investing in operational essentials. This includes rent, utilities, office supplies, and other administrative expenses, ensuring our team has everything they need to operate effectively.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement with the Co-Issuer in <u>Exhibit C</u> (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,000.00**
> **Offering Maximum: $124,000.00**
> **Purchase Price Per Share of Security Offered: $2.00 (does not include a 3.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: December 31, 2025**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Certificate of Incorporation (the "**COI**") attached as <u>Exhibit D</u>, and the Company's Bylaws (the "**Bylaws**") attached as <u>Exhibit E</u>, together with the COI, the "**Company Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

The rights of the Investors will also be governed by the Co-Issuers Certificate of Formation (the "**Certificate of Formation**"), attached as <u>Exhibit G</u>, and the Co-Issuer's Limited Liability Agreement (the "**LLC Agreement**") attached as <u>Exhibit H</u>, together with the Certificate of Formation and LLC Agreement, the "**Co-Issuer Governing Documents**").

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $124,000.00 and a minimum of $10,000.00 worth of its Class B Common Stock.

The Company must reach its Target Offering Amount of $10,000.00 by December 31, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by December 31, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to December 31, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $124,000 maximum raise.

The minimum investment per investor is $250.00, which does not include an $8.75 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

On April 23, 2025, the Company converted from a Virginia corporation into a Delaware corporation and filed its Certificate of Incorporation to modify its authorized capital stock. As a result, the total number of shares that the Company is authorized to issue is 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which 7,000,000 shares are designated as Class A Common Stock (the "**Class A Common Stock**") and 3,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**").

Class A Common Stock provide voting rights while Class B Common Stock do not have voting rights. Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

As of the filing of this Form C, 3,000,000 shares of Class A Common Stock are issued and outstanding. There are no shares of Class B Common Stock issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	3,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any outstanding Options, Safes, Convertible Notes or Warrants.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Class B Common Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Richard Kane	1,800,000 shares of Class A Common Stock	60%
Scott Magers	1,200,000 shares of Class A Common Stock	40%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	$30	3,000,000	N/A	April 24, 2025	Section 4(a)(2)

DEBT

The Company has the following outstanding debt:

Type	Unsecured Loan from Co-Founder and CEO
Principal Amount Outstanding	$37,050
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Loan from Co-Founder and COO
Principal Amount Outstanding	$20,191
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Business Line of Credit*
Principal Amount Outstanding	$685
Interest Rate and Amortization Schedule	Prime rate plus 2%
Description of Collateral	Unsecured
Maturity Date	None

*The maximum line of credit is $20,000.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Company received a loan from Richard Kane, the Company's Co-Founder and CEO, in the amount of $37,050 to fund startup operations and product development. The loan is not documented, is non-interest bearing, has no fixed maturity date, and is subordinate to any future institutional financing.

(b) The Company received a loan from Scott Magers, the Company's Co-Founder and CEO, in the amount of $20,191 to fund startup operations and product development. The loan is not documented, is non-interest bearing, has no fixed maturity date, and is subordinate to any future institutional financing.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit F</u>.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $3,200 in cash and cash equivalents, leaving the Company with approximately 1 month of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company may seek to raise additional capital by offering Class B Common Stock, Class A Common Stock, SAFEs or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of approximately $6,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit F</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.drinkbalanceplus.com.
.

The Company must continue to comply with the ongoing reporting requirements until:

    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Balance Plus Corporation
(Issuer)

By:/s/ Richard Kane
(Signature)

Richard Kane
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Kane
(Signature)

Richard Kane
(Name)

Chairman
(Title)

May 9, 2025
(Date)

/s/ Scott Magers
(Signature)

Scott Magers
(Name)

Director
(Title)

May 9, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)



Balance Plus

Balance Plus is revolutionizing sports nutrition with its patent-pending, all-natural Vitality Sports Drink, crafted to enhance hydration, performance, and wellness for health-conscious athletes. Leveraging 25 years of expertise, the company delivers a superfood-infused, low-sugar alternative to co ...

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Invest Now

This Reg CF offering is made available through PicMi Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Raised	Days Left
$0	238

Launch — 2 $10,000 Min — 3 $124,000 Max

Overview   Team   About   Communication Channel   Updates

Business Description

Balance Plus | The Future of Clean Performance Fuel

Balance Plus™ is redefining what it means to hydrate, recover, and perform. We're a next-generation wellness beverage company on a mission to replace outdated energy drinks with clean, science-backed performance fuel. Our patent-pending, all-natural formula blends nootropics, adaptogens, coconut water, and anti-inflammatory superfoods into one powerful, low-sugar drink designed for athletes, creators, and everyday high-performers.

Built by industry veterans with decades of experience in brand development and CPG distribution, Balance Plus™ combines bold innovation with strategic execution. We're launching a movement — not just a drink — and inviting early investors to be part of the next wave in the $300B+ functional beverage revolution.

Invest in the Wellness Revolution Redefining Performance





The Balance Plus Revolution

This isn't just another drink. It's a movement.
Imagine clean energy, daily recovery, and mental clarity — all in one game-changing can.

Balance Plus™ is a **patent-pending, all-natural performance beverage** designed for the modern high-performer. Crafted with premium nootropics, adaptogens, and clean hydration — it fuels your body and brain without the sugar crashes or synthetic junk.

We're not just upgrading sports drinks.

We're reinventing what performance fuel means — and claiming our place in a $300B+ global wellness market.

Now, you have the chance to invest in this revolution before it hits the shelves.

Security Type:
Equity Security

Price Per Share
$2.00

Shares For Sale
62,000

Post Money Valuation:
6,000,000

Investment Bonuses!

Amount-Based Incentives:

Invest $250+ (Founding Circle Access):

· Optional name listing on our Early Backer Recognition Page

Early access to Balance Plus product pre-orders

Invest $500+ (Investor Boost Bundle):

· Downloadable performance & recovery guide

· Discount code for your first product order

Invest $1,000+ (Equity Booster + Founder Call):

· 5% bonus shares of Class B Common Stock

· Invite to an exclusive founder Zoom session

Invest $5,000+ (Founder's Table Access):

· 10% bonus shares of Class B Common Stock

· Private strategy call with our founding team

· First-look access to future investment rounds + brand collaborations

*All perks occur when the offering is completed.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Are you ready to fuel the future — and own a stake in what's next?





Meet the Next Evolution in Performance Fuel

Balance Plus isn't just a beverage — it's a daily performance system.
Our patent-pending, all-natural formula is designed to energize the body, sharpen the mind, and accelerate recovery — without sugar crashes, synthetic stimulants, or filler ingredients.

Infused with adaptogens, nootropics, and clean hydration, Balance Plus helps you perform at your best — in the gym, the boardroom, and everyday life.

Whether you're an athlete, entrepreneur, creator, or wellness-driven professional, this is fuel built for how the world wants to feel.

✅ **Clean** – All-natural, no sugar crashes, no synthetic junk

✅ **Functional** – Scientifically formulated for hydration, clarity, and recovery

✅ **Scalable** – Built with co-packers, margins, and marketing channels ready to grow

This is more than hydration. This is the future of human performance — powered by Balance Plus.

Problem

Energy Drinks Are Broken





Today's energy drinks are built for **hype, not health**. They deliver sugar highs, synthetic caffeine jolts, and inevitable crashes — leaving the body stressed and the brain scattered.

Consumers are done with it.

Modern high-performers — athletes, creators, entrepreneurs — are demanding more:

● • Hydration that actually replenishes

● • Energy that lasts without the crash

● • Clarity that fuels peak focus

● • Recovery that works with the body, not against it

The market is shifting.
 Billions are walking away from artificial solutions in search of something smarter.

The problem is clear. The time for better fuel is now.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

December 31, 2025

Minimum Investment Amount:

$250

Target Offering Range:

$10,000-$124,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Solution

Our Solution: Balance Plus



The smarter way to fuel your body and mind.

Balance Plus isn't just a drink — it's a performance breakthrough.
Our **patent-pending, all-natural formula** was engineered for high-performers who demand clean energy, sharp focus, and real recovery — without the crashes, fillers, or synthetic junk.

Each can delivers a symphony of nature's most powerful ingredients:

- · 💧 **Coconut Water + Electrolytes** – Deep hydration that powers you through your day

- · 🍄 **Lion's Mane, Reishi, Chaga** – Nootropics for mental clarity, memory, and cognitive recovery

- · 🌿 **Rhodiola + Ashwagandha** – Adaptogens to help your body fight stress and stay balanced

- · 🔥 **Turmeric** – Anti-inflammatory support to speed up recovery and reduce soreness

- · 🌿 **Glycerol Monolaurate** – A natural booster for gut health and immune defense

Flavor-forward. Function-first.
✔️ Low sugar
✔️ Great taste
✔️ Daily performance fuel

Available in three bold, refreshing flavors:
🍇 Wild Berry | 🍊 Citrus | 🍷 Cranberry Grape

This is the future of sports nutrition — and it's ready to perform.



Clinically Inspired. Performance Engineered.

We're not just improving energy drinks — **we're redefining what performance fuel can be.**

Balance Plus is the first-of-its-kind functional beverage to unite the power of **clean hydration**, **brain-boosting nootropics**, and **stress-reducing adaptogens** in a single, great-tasting formula.

While most drinks offer a narrow promise — hydration *or* energy *or* recovery — **Balance Plus delivers the trifecta:**

✅ **Hydration that goes deeper**
✅ **Focus that lasts longer**
✅ **Recovery that builds resilience**

Our patent-pending formula was inspired by science and validated by results — designed for daily use by athletes, creators, entrepreneurs, and anyone chasing peak performance.

Low in sugar. Rich in function. Backed by purpose.

This isn't just a better-for-you beverage — It's the future of functional wellness in a can.



Why Balance Plus Stands Out

Balance Plus isn't just a better-for-you beverage — it's in a category of its own.

While legacy energy drinks chase temporary spikes with sugar and synthetic stimulants, we've engineered a **science-backed formula** designed for *sustained energy, sharp focus, and full-body recovery* — without the crash.

Here's how we compare to top competitors:

📊 Balance Plus vs. the Rest

Metric	Balance Plus	Celsius	Zevia	GURU
Nootropics + Adaptogens	✅ Yes	❌	❌	❌
Crash-Free Focus	✅ 85% 7+ hrs	❌ 60%	❌ 50%	❌ 55%
Clean Ingredients	✅ NSF-Certified	🟡 Partial	✅ Yes	✅ Yes
Hydration Focus	✅ Yes	❌	❌	❌

✅ **Comprehensive performance**: We combine hydration, focus, and recovery — no other product delivers all three in one.

✅ **Clinically inspired ingredients**: Functional mushrooms, adaptogens, and natural anti-inflammatories.

Balance Plus™ is the only brand delivering a **daily performance system in a can** — and the only one engineered to fuel the Optimization Generation.

Balance Plus: Leading the Performance Elixir Era

Balance Plus™ is more than a functional beverage — it's the **pioneer of a new category**: the performance elixir.

Unlike traditional sports drinks that focus solely on hydration or energy, Balance Plus delivers a **multi-functional solution** designed to meet the full-spectrum needs of today's high-performers — from elite athletes to ambitious professionals.

What makes it different?

✅ **Hydration with purpose** – Coconut water + electrolytes fuel the body at a cellular level.

✅ **Neuro-recovery support** – Functional mushrooms (Lion's Mane, Reishi, Chaga) aid mental clarity and reduce cognitive fatigue.

✅ **Stress & inflammation balance** – Adaptogens like Rhodiola, Ashwagandha, and Turmeric help regulate mood, reduce cortisol, and support post-exertion recovery.

This formula isn't just about ingredients — it's about **function, synergy, and forward-thinking design**.

We aren't following the trends. We're building the next one.

By bridging **sports performance**, **cognitive health**, and **holistic recovery** in one clean-label product, Balance Plus is positioned to dominate a whitespace in the $300B+ global wellness market.

The future isn't just functional.
It's **fully integrated fuel** — and it starts with Balance Plus™.

Business Model



Business Model & Margins

Engineered for Growth. Built to Scale.

Balance Plus is more than a bold idea—it's a business built for high-impact expansion and sustainable profitability.

✅ **Omnichannel Distribution Strategy**
We're deploying a strategic blend of **direct-to-consumer**, **retail**, **convenience**, and **wellness-focused channels** to maximize reach and capture diverse consumer demand from day one.

✅ **Direct-to-Consumer Advantage**
DTC isn't just a sales channel—it's a loyalty engine. It gives us better margins, real-time customer feedback, and deeper relationships with our core audience.

✅ **Retail & Distribution Partnerships**
We're securing early retail placements and building relationships with high-traffic outlets to fuel product visibility, trial, and adoption.

✅ **Premium Pricing. Smart Margins.**
With projected **40%+ gross margins**, our model balances premium product positioning with operational efficiency—maximizing returns without pricing out the market.

✅ **Scalable Supply Chain Infrastructure**
Our production-ready co-packer and streamlined fulfillment plan enable rapid scale as demand grows—without sacrificing quality or delivery speed.

This isn't guesswork. It's a playbook built on traction, tested economics, and execution-ready infrastructure.

Your investment helps us pour fuel on this machine—and expand our footprint in the $300B+ wellness economy.

Market Projection



A $300B+ Market Begging for Better Fuel

The functional beverage market is no longer a trend — it's a tidal wave. And it's leaving outdated energy drinks behind.

◆ **$213B global market** today
◆ **$306B+ projected by 2029**
◆ Consumers are ditching sugary, stimulant-heavy drinks in favor of **clean, performance-driven alternatives**

But here's the gap:
Most current products either hydrate or energize — not both. And almost none address **cognitive clarity**, **stress resilience**, and **recovery** in one formula.

That's exactly where **Balance Plus** comes in.

We're meeting modern demand with a science-backed solution that fuses hydration, brain fuel, and anti-stress adaptogens — all in one low-sugar, great-tasting can.

📍 Positioned at the intersection of **wellness, performance, and innovation**, Balance Plus isn't just entering a growing market.
We're carving out a **new, high-demand segment** within it: the performance elixir.

This is your chance to invest in the brand that's not following the shift —
we're leading it.

Competition

The Competition: Why Balance Plus Is Built to Win

Balance Plus enters a crowded field — but we're not just another player. We're changing the game.

Legacy brands like **Gatorade, Powerade, and BodyArmor** rely on high sugar, synthetic ingredients, and short-term performance spikes. Their focus? Mass distribution. Ours? Long-term wellness.

Newcomers like **Liquid I.V.** and **Nooma** tap into the clean hydration trend — but fall short on functional depth. They hydrate, but don't energize. They restore, but don't elevate.

Here's what sets Balance Plus apart:

✅ Patent-pending formula blending hydration, nootropics, and adaptogens
✅ All-natural ingredients with cognitive + recovery support (Lion's Mane, Ashwagandha, Turmeric)
✅ Built for modern high-performers: athletes, creators, and wellness-driven professionals
✅ Low sugar, great taste, and a fully scalable supply chain

We're not chasing market share. We're building the category.
This is clean performance fuel — designed for the next generation.

Traction & Customers

Financial Projections: A Path to Profitability

Balance Plus is set on a path of strategic growth and financial prudence. Our financial forecasts are grounded in conservative estimates, yet they underscore a trajectory of robust growth and profitability.



Year 1 Milestones:

• **Break-Even Point:** Expected in just 11 months, a testament to our efficient cost management and strong sales strategy.
• **Gross Sales Projection:** Anticipated at $2.5 million.
• **Net Profit Margin:** Targeted at 20%, reflecting our commitment to balancing growth with profitability.

Sales Channel Breakdown (Year 1):

• **Distributors:** $625,000 from 54,490 cases ($11.47/case).
• **Wholesale Retailers:** $1,000,000 from 70,028 cases ($14.28/case).
• **Preferred Customers:** $250,000 from 13,089 cases ($19.10/case).
• **Direct to Consumer:** $625,000 from 26,173 cases ($23.88/case).

Projected Growth (Years 2-5):

• **Years 2 and 3:** A robust 50% year-over-year increase in gross sales.
• **Years 4 and 5:** A steady 40% year-over-year growth.

These projections are not just numbers; they are a reflection of our strategic planning, market understanding, and the capabilities of our all-star team. With our innovative product line, diverse sales channels, and clear vision for growth, Balance Plus is confidently positioned to make a significant mark in the sports nutrition market and achieve sustained success.

Investors

Invest in the Launch of Balance Plus

This is your opportunity to get in early — not just as a supporter, but as an owner.

We're raising **$124,000** through a **Special Purpose Vehicle (SPV)** on **PicMii Crowdfunding**, allowing early believers to own equity in **Balance Plus™** without complicating our cap table.

Why an SPV?
It simplifies everything. Your investment is pooled with others into a single, clean entity that holds ~2% equity in Balance Plus. That means direct ownership without messy paperwork — and full alignment with our growth.

Your investment fuels our official launch:

✅ First large-scale production run
✅ Strategic digital + influencer campaigns
✅ DTC (direct-to-consumer) + retail distribution
✅ Packaging, logistics, and operational ramp-up

Raise Details:

- **Valuation:** $6M pre-money

- **Share Price:** $2.00

- **Minimum Investment:** $250

- **Equity Offered via SPV:** ~2%

- **Platform:** PicMii (SEC-registered)

⚠️ **This is a limited round. Once the allocation is filled, it closes.**

👉 *Be part of the foundation. Own your stake in the future of clean performance fuel.*

Strategic Allocation for Maximum Impact

Your investment isn't just funding a beverage—it's launching a movement.
Every dollar raised is strategically deployed to accelerate brand traction, drive early sales, and position Balance Plus™ for exponential growth:

- **$60,000 → Production & Inventory**
Fund our first large-scale run to get Balance Plus™ into customers' hands.

- **$30,000 → Branding & Influencer Marketing**
Build a magnetic brand with high-impact content and authentic creator partnerships.

- **$20,000 → Launch Campaigns & Acquisition**
Run targeted digital campaigns to drive DTC traffic, subscriptions, and sales.

$14,000 → Legal, Platform, & Operational Infrastructure
Ensure full compliance, backend systems, and readiness for scale.



Your Invitation to Fuel the Future

Balance Plus isn't just another wellness drink—it's a **patent-pending, all-natural performance beverage** engineered to hydrate, clarify, and restore without compromise.

This is your exclusive opportunity to **invest in a breakout brand before it hits retail shelves**—and own equity in a space poised for disruption.

We're raising **$124,000 via a Special Purpose Vehicle (SPV)** on **PicMii** to launch our product, build brand momentum, and generate real revenue traction.

🚀 Be part of the clean fuel revolution.
💥 Invest early. Own equity.
📈 Help us lead the next evolution of performance nutrition.

Balance Plus Team Overview: Leadership & Vision



Leadership: The Visionaries Behind Balance Plus

Meet the minds driving a new era in sports nutrition.

At the helm of Balance Plus™ is a powerhouse leadership team with deep roots in wellness, performance, and global brand-building. But this isn't just business — it's personal.

It all started with a shared frustration. Scott and Richard had spent years watching the sports and wellness drink markets flood with sugar, synthetic additives, and hollow promises. Athletes, parents, and everyday performers were being underserved.

They didn't just talk about the problem — they decided to solve it. They built Balance Plus™.

More Than a Brand — It's a Movement

Together, Scott and Richard are building more than a beverage company. They're launching a category-defining platform for the Optimization Generation — one that delivers clean, effective, and intelligent performance fuel for daily life.

Their leadership fuses bold vision with proven execution. They've invested their own capital, time, and reputations into building a brand that's purpose-driven and built to scale.

Balance Plus isn't theory — it's traction. It's the product of decades of expertise, market insight, and shared passion — now ready to disrupt a broken category.

This is Your Chance to Invest in a Team That's Done It Before — and Is Ready to Do It Even Bigger

Join the movement. Fuel the future. Grow with Balance Plus.

Terms

Up to $124,000 in Class B Common Stock at $2.00 per share with a minimum target amount of $10,000.

Offering Minimum: $10,000 | 5,000 shares of Common Stock
Offering Target: $124,000 | 62,000 shares of Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.00 per Share
Minimum Investment Amount (per investor): $250.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250.00. The Company must reach its Target Offering Amount of $10,000 by December 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Overview   Team   About   Communication Channel   Updates



Richard Kane
Co-Founder & CEO

Background

A seasoned strategist with deep roots in professional sports and brand growth. With over two decades of experience and trusted relationships across the sports world, Richard brings both strategy and execution to Balance Plus. His ability to unlock distribution, build partnerships, and drive brand visibility positions the company for long-term market leadership. "The next wave of sports nutrition is clean, smart, and scalable — that's Balance Plus." – Richard Kane



Scott Magers
Co-Founder & COO

Background

A formula-first operator who's scaled performance drinks to a global stage. Scott is a proven innovator in the sports beverage space. Years ago, he helped launch a performance drink that expanded into over 60 countries, transforming how athletes and health-conscious consumers fueled their lives. With Balance Plus™, he's taking things to the next level — leading formulation, manufacturing, and scalable infrastructure with precision. "We're not here to play small — we're here to redefine what performance fuel should look like." – Scott Magers

Company Name

Balance Plus

Location

123 street
city, Alabama 12345

Number of Employees

8

Company Website

Incorporation Type

C-Corp

State of Incorporation

Virginia

Date Founded

February 24, 2023

EXHIBIT C
Co-Issuer Subscription Agreement
(Attached)

BALANCE PLUS SPV, LLC

SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on the date on the signature page of this Investor Agreement by and between Balance Plus SPV, LLC, a Delaware limited liability company (the "Company"), a special purpose vehicle that will invest all of its assets in securities issued by Balance Plus Corporation ("the "Manager"), and the subscriber indicated on the signature page of this agreement ("Subscriber").

Background

The Company is offering for sale certain of its securities on www.PicMiiCrowdfunding.com (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Defined Terms**. Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Subscription Agreement using words like "we" and "our," and Subscriber is sometimes referred to using words like "you," "your," and "its."

2.   **Purchase of Shares**.

2.1.   **In General**. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, the number of Investor Shares indicated on the signature page of this agreement for $2.00 per share (the "Shares"), excluding any time-based discounts on share price that the Company may apply, which will also be indicated on the signature page of this agreement.

2.2.   **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3.   **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4.   **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5.   **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Subscription Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all of the information in the Disclosure Document, including the Company's Limited Liability Company Agreement (the "<u>LLC Agreement</u>") all the other Exhibits.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4. **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Subscription Agreement and purchase the Shares.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Subscription Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares, or from the Company buying, holding or selling securities in Balance Plus Corporation, a Virginia corporation.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Subscription Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Subscribers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Subscriber is a legal entity, like a corporation, partnership, or limited liability company, Subscriber also promises that:

6.26.1. **Good Standing**. Subscriber is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Subscriber is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Subscriber.

6.26.3. **Authorization**. The execution and delivery by Subscriber of this Subscription Agreement, Subscriber's performance of its obligations hereunder, the consummation by Subscriber of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Subscriber is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Subscriber has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Subscriber's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Subscriber has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Subscriber. To the best of Subscriber's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for it.

9.   **Execution of LLC Agreement**. By signing this Subscription Agreement, you will also be deemed to have signed the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10.   **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

11.   **Arbitration**.

    11.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only two exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations.

    11.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in Wilmington, Delaware, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

    11.3.   **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    11.4.   **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    11.5.   **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.   **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13.   **Notices**. All notices between us will be electronic. You will contact us by email at bruce.lyday@coronavaxllc.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14.   **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15.   **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16.   **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17.   **Miscellaneous Provisions**.

17.1.   **No Transfer**. You may not transfer your rights or obligations.

17.2.   **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3.   **Headings**. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4.   **No Other Agreements**. This Subscription Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5.   **Electronic Signature**. You will sign this Subscription Agreement electronically, rather than physically.

17.6.   **Power of Attorney**. The Investor hereby appoints The Manager as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

17.6.1. a Certificate of Formation of the Company and any amendments required under the Delaware Act;

17.6.2. the Company LLC Agreement and any duly adopted amendments;

17.6.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the Company (including a Certificate of Cancellation of the Certificate of Formation); and

17.6.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the Company's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another member for all of the Investor's investment in the Company or upon the liquidation or termination of the Company. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the Company, and any Administrator taken in good faith under this power of attorney.

(SIGNATURE PAGE FOLLOWS)

EXHIBIT D
Certificate of Incorporation of the Issuer
(Attached)

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION TO A
DELAWARE CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the non-Delaware corporation was first formed is the Commonwealth of Virginia, and the date of the non-Delaware corporation first formed is February 24, 2023.

2. The jurisdiction immediately prior to filing this Certificate is the Commonwealth of Virginia.

3. The name of the non-Delaware corporation immediately prior to filing this Certificate is Balance Plus Corporation.

4. The name of the corporation as set forth in the Certificate of Incorporation is Balance Plus Corporation (the "*Corporation*").

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Virginia corporation has executed this Certificate on the 24th day of April, A.D. 2025.

By: _____
Name: Richard Kane
Title: Authorized Person

CERTIFICATE OF INCORPORATION

OF

BALANCE PLUS CORPORATION

(a Delaware Corporation)

ARTICLE I

The name of the corporation is "Balance Plus Corporation"

ARTICLE II

The name of its initial registered agent is Harvard Business Services, Inc., and the address of the registered office of this corporation in the State of Delaware is 16192 Coastal Highway, City of Lewes, County of Sussex, 19958.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

The authorized capital of the Corporation shall consist of Ten Million (10,000,000) shares of common stock with $0.00001 par value per share ("**Common Stock**"), of which Seven Million (7,000,000) are designated as Class A Common Stock, par value $0.00001 per share (the "**Class A Common Stock**") and Three Million (3,000,000) are designated as Class B Common Stock, par value $0.00001 per share (the "**Class B Common Stock**").

Except as otherwise provided herein or as may otherwise be provided by Applicable Law, the holders of Common Stock shall have exclusively all rights of stockholders, including (i) the right to receive dividends, whether to one or more classes of Common Stock, when and as declared by the Board of Directors out of assets legally available therefor, and (ii) in the event of any voluntary or involuntary distribution of assets upon a Liquidation or otherwise, the right to receive ratably and equally (based upon the number of shares of Common Stock held by such holders) all the assets and funds of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation.

Voting.

(1) Class A Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share of Class A Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held by such holder. The Class A Common Stock shall possess full and complete voting power for the election of directors.

(2) Class B Non-Voting Common Stock. Except as required by law, each outstanding share of Class B Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Class B Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

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ARTICLE V

The Incorporator of the corporation shall be Richard Kane. The address of the Incorporator is:

7911 Westpark Drive
Unit 529
McLean, VA 22102

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the corporation.

ARTICLE VII

The number of directors which constitute the whole Board of Directors of the corporation shall be specified in the Bylaws of the corporation.

ARTICLE VIII

Election of directors of the corporation need not be by ballot unless the Bylaws of the corporation so provide.

ARTICLE IX

Meetings of the stockholders of the corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such a place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE X

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended (the "*DGCL*"), a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative (a "*Proceeding*"), by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or serves or served at any other enterprise as director, officer, employee or agent at the request of the corporation of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

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The corporation shall have the power to indemnify, to the extent permitted by DGCL as it presently exists or may hereafter be amended from time to time, any employee or agent of the corporation who was or is threatened to be made a party to any Proceeding by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article X, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article X, shall eliminate or reduce the effect of this Article X in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article X, would accrue or arise, prior to such amendment, repeal of adoption of an inconsistent provision.

ARTICLE XI

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XII

Any action brought by a stockholder of the corporation to enforce his, her or its rights as a stockholder against the corporation shall be brought in, and each party agrees to and does hereby submit to the jurisdiction and venue of, the appropriate state or federal court for the district encompassing the corporation's principal place of business.

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I, THE UNDERSIGNED, being the sole Incorporator of the corporation, have signed this Certificate of Incorporation as of the date set forth below.

Dated: April 24, 2025

DocuSigned by:

Richard Kane

BDA458919B49471

Richard Kane, Incorporator

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EXHIBIT E
Bylaws of the Issuer
(Attached)

BY-LAWS

OF

Balance Plus Corporation

(herein, the "Corporation")

A DELAWARE CORPORATION

ARTICLE I
REGISTERED OFFICE AND REGISTERED AGENT

Section 1. Registered Office; Registered Agent. The registered agent and registered office of the Corporation in the State of Delaware shall be as set forth in the Certificate of Incorporation, as it may be amended.

Section 2. Principal Office; Other Offices. The Corporation's principal place of business shall be at such location in such state or other jurisdiction as the Board of Directors may determine, from time to time, in its discretion. The Board will provide the shareholders with prompt notice of any such change in the Corporation's principle place of business. The Corporation may also have offices in such other States or jurisdictions as the Board of Directors may from time to time designate.

ARTICLE II – SEAL

Section 1.   Corporate Seal: The Corporate Seal, if such a Seal is employed by the Corporation, shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware" or "Seal Delaware". The Board of Directors may define any additional features of the Seal or amend any features not required for such a Seal under the Delaware General Corporation Law (the "DGCL"), in its discretion. The Seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the Board of Directors.

ARTICLE III - STOCKHOLDERS MEETINGS

Section 1. Place of Meetings: Meetings of stockholders may be held at any place, either within or without the State of Delaware and the United States, as may be selected from time to time by the Board of Directors. In the discretion of the Board of Directors, meetings may also be held by means of telephonic, video, or other remote communication whereby each party can hear and be heard by the other parties as may be designated from time to time by a resolution of the Board of Directors and as set forth in the notice for the relevant meeting.

Section 2. Annual Meetings: The annual meeting of the stockholders for the election of members of the Board of Directors (each a "Director") and for the transaction of such other business as may properly come before the meeting shall be held at such date, time and place, if any, as shall be determined by the Board of Directors and stated in the notice of the meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the

stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these By-Laws or otherwise all the force and effect of an annual meeting.

Section 3. Special Meetings: Special meetings of the stockholders may be called at any time by the President, a resolution of the Board of Directors, or by stockholders entitled to cast at least one-fifth (1/5) of the votes which all stockholders are entitled to cast. Upon written request to the Corporation of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date, place and time of the meeting, and to give due notice thereof to all the persons entitled to vote at the meeting. Business at all special meetings shall be confined to the objects stated in the notice of the meeting and the matters immediately germane thereto.

Section 4. Notice of Meetings: Notice of the place, if any, date, hour, the record date for determining the stockholders entitled to vote at the meeting or the specific details for accessing a meeting held through any remote means of communication, if any, of every meeting of stockholders shall be given by the Corporation not less than ten (10) days nor more than sixty (60) days before the meeting (unless a different time is specified by law) to every stockholder entitled to vote at the meeting as of the record date set forth such purpose. Notices of special meetings shall also specify the purpose or purposes for which the meeting has been called. Notices of meetings to stockholders may be given by mailing the same, addressed to the stockholder entitled thereto, at such stockholder's mailing address as it appears on the records of the Corporation and such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid. Without limiting the manner by which notices of meetings otherwise may be given effectively to stockholders, any such notice may also be effectively provided by means of an electronic transmission (meaning an "Electronic Transmission" as used in Section 232 of the DGCL. Notice of any meeting need not be given to any stockholder who shall, either before or after the meeting, submit a waiver of notice or who shall attend such meeting, except when the stockholder attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of the meeting shall be bound by the proceedings of the meeting in all respects as if due notice thereof had been given.

Section 5. Adjournment: Any meeting of the stockholders, annual or special, may be adjourned from time to time by a vote of the majority of the shares present to reconvene at the same or some other place, if any, and notice need not be given of any such adjourned meeting if the time, place, if any, thereof, and the means of remote communication, if any, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new record date is fixed for stockholders entitled to vote at the adjourned meeting, the Board of Directors shall fix a new record date for notice of the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at the adjourned meeting as of the record date fixed for notice of the adjourned meeting.

Section 6. Quorum: A majority of the outstanding shares of the Corporation entitled to vote at a given meeting, represented in person or by proxy, shall constitute a quorum at such meeting of stockholders. If less than a majority of the outstanding shares entitled to vote at such meeting is represented at a meeting, a majority of the shares so represented may adjourn the meeting as set forth above in Section 5 at any time without further notice.

Section 7. Voting; Proxies: Unless otherwise required by law or the Certificate of Incorporation, the election of Directors shall be decided by a plurality of the votes cast at a meeting of the stockholders by the holders of stock entitled to vote in the election. Unless otherwise required by law, the Certificate of Incorporation, or these By-Laws, any matter, other than the election of Directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy or by a transmission permitted by Section 212(c) of the DGCL, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

Section 8. Consent In Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing (including one provided through Electronic Transmission), setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9. Setting the Record Date: In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for the determination of stockholders entitled to vote therewith at the adjourned meeting. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record

date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting: (a) when no prior action by the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery (by hand, or by certified or registered mail, return receipt requested) to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded and (b) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 10. <u>List of Stockholders:</u> The Corporation shall prepare a complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10nth) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder at least ten (10) days before any meeting of the stockholders. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network if the information required to gain access to such list was provided with the notice of the meeting or during ordinary business hours, at the principal place of business of the Corporation for a period of at least ten (10) days before the meeting. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting the whole time thereof and may be inspected by any stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection by any stockholder during the whole time of the meeting as provided by applicable law. Except as provided by applicable law, the stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger and the list of stockholders or to vote in person or by proxy at any meeting of stockholders.

Section 11. <u>Conduct of Meetings:</u> The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the President, or in his or her absence or inability to act, the person whom the President shall appoint, shall act as chairman of, and preside at, the meeting. The Secretary or, in his or her absence or inability to act, the person whom the chairman of the meeting shall appoint to serve as secretary of the meeting, shall act as secretary of the meeting and keep the minutes thereof. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

ARTICLE IV – DIRECTORS

Section 1.   Board Management: The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors shall consist of such number of persons as the Board of Directors shall determine from time to time, in its discretion. In the absence of the Board of Director's determination to change such number, the Corporation shall have two (2) Directors. Each Director shall hold office until a successor is duly elected and qualified or until the Director's earlier death, resignation, disqualification, or removal. Any Director may resign at any time by notice given in writing (including through Electronic Transmission) to the Corporation. Such resignation shall take effect at the date of receipt of such notice by the Corporation or at such later time as is therein specified. Verbal resignation shall not be deemed effective until confirmed by the Director in writing (including through Electronic Transmission) to the Corporation. Except as prohibited by applicable law or the Certificate of Incorporation, the stockholders entitled to vote in an election of Directors may remove any Director from office at any time, with or without cause, by the affirmative vote of a majority in voting power thereof.

Section 2.   Regular Meetings: Regular meetings of the Board of Directors may be held without notice at such times and at such places as may be determined from time to time by the Board of Directors or its chairman.

Section 3.   Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on five (5) days' notice to all Directors, either personally or by mail, courier service, or through Electronic Transmission; special meetings may be called by the President or Secretary in like manner and on like notice by written request (including by request through Electronic Transmission) to the Chairman of the Board of Directors.

Section 4.   Telephonic or Web Meetings: Board of Director's meetings or committee meetings, regular or special, may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other and be heard, as may be determined by the Board of Directors. Attendance by a Director in a meeting through the relevant media pursuant to this Section 4 shall constitute presence in person at such meeting.

Section 5.   Quorum: A majority of the total number of Directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

Section 6.   Voting: Except as otherwise expressly required by these By-Laws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Consent In Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing (including through Electronic Transmission), and the consents are filed with the minutes of proceedings of the Board of Directors or committee in accordance with the DGCL.

Section 8.   Board Committees: The Board of Directors may designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member

of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by the DGCL, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board of Directors. Unless the Board of Directors provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board of Directors provides otherwise, each committee designated by the Board of Directors may make, alter, and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to this Article IV.

Section 9. <u>Compensation:</u> Directors may receive equity compensation or such fees as the Board of Directors may determine from time to time. In addition, a fixed sum per Board of Directors or committee meeting and any expenses of attendance may be allowed for attendance at each regular or special meeting. Nothing herein contained shall be construed to preclude any director from serving the Corporation as an officer or employee and receiving compensation therefore.

Section 10. <u>Board Vacancies:</u> Any newly created Director positions resulting from an increase in the authorized number of directors and any vacancies occurring in the Board of Directors, may be filled by the affirmative votes of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining Director. A Director so elected shall be elected to hold office until the earlier of the expiration of the term of office of the Director whom he or she has replaced, a successor is duly elected and qualified, or the earlier of such Director's death, resignation or removal. When one or more Directors shall resign from the Board, effective at a future date, a majority of the Directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE V – OFFICERS

Section 1. <u>Executive Officers:</u> The executive officers of the Corporation shall be chosen by the Board of Directors. The initial officers shall be: President, Secretary, and Treasurer. The Board may choose one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary, and may delegate the selection of lesser officers to one or more executive officers of the Corporation. The Board of Directors may also choose a Chairman from among its own members. Any number of offices may be held by the same person, including a Director.

Section 2. <u>Salaries:</u> Salaries of all officers and agents of the Corporation shall be determined and fixed by the Board of Directors. The primary terms of such officers' and agents' compensation, responsibilities, obligations and other terms of employment shall be set forth in an employment agreement between the officer and the Corporation.

Section 3. <u>Term of Office:</u> Subject to the terms of any employment agreement between the Corporation and the officers, the officers of the Corporation shall serve at the pleasure of the

Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the Corporation will be served thereby.

Section 4. President: The President shall be chief executive officer of the Corporation, shall preside at all meetings of the stockholders, and shall have general and active management of the business of the Corporation. He or she may be an *ex officio* member of all committees if provided for by the Board of Directors, and shall have the general power and duties of supervision and management, the scope of which shall be set by the Board of Directors.

Section 5. Secretary: The Secretary shall attend all sessions of the Board of Directors and all meetings of the stockholders and act as clerk thereof, and record all votes of the Corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all the committees of the Board of Directors when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He or she shall keep in safe custody the Seal of the Corporation, and when authorized by the Board of Directors, affix the same to any instrument requiring it.

Section 6. Treasurer: The Treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall keep the moneys of the Corporation in a separate account to the credit of the Corporation. He or she shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

Section 7. Delegation; Customary Powers: In case any officer is absent, or for any other reason that the Board of Directors may deem sufficient, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any Director. Each officer of the Corporation shall have in addition to the duties and powers specifically set forth herein such duties and powers as are customarily incident to such officer's office, and such duties and powers as may be designated from time to time by the Board of Directors.

ARTICLE VI - CORPORATE RECORDS

Section 1. Maintenance of Records: Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be maintained on any information storage device, method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, the records so kept comply with Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.

Section 2. Inspection Rights: Any stockholder of record, in-person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for any proper purpose the Corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two (2) years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the

demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the Corporation at its registered office or at its principal place of business.

ARTICLE VII - STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. <u>Certification of Shares:</u> The shares of stock of the Corporation may or may not be represented by certificates; the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.

Section 2. <u>Transfers:</u> Stock of the Corporation shall be transferable in the manner prescribed by law and in these by-laws. Any transfer of stock by a stockholder must be made in compliance with the Securities Act of 1933, as amended, as well as similar state securities laws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the President or the Treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.

Section 3. <u>Lost Certificate:</u> The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner's legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.

Section 4. <u>Dividends:</u> Subject to applicable law and the Certificate of Incorporation, dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

Section 5. <u>Reserves:</u> Before payment of any dividend there may be set aside out of the net profits of the Corporation such sum or sums as the Directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the Corporation, or for such other purpose as the Directors

shall think conducive to the interests of the Corporation, and the Directors may abolish any such reserve in the manner in which it was created.

ARTICLE VIII – INDEMNIFICATION AND ADVANCEMENT

Section 1. <u>Definitions</u>: Solely for purposes of this Article VIII, the following terms shall have the definition set forth below:

(a) "<u>Disinterested Director</u>" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding.

(b) "<u>Expenses</u>" means all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding.

(c) "<u>Non-Officer Employee</u>" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(d) "<u>Officer</u>" means any person who serves or has served the Corporation as an officer appointed by the Board of Directors of the Corporation;

(e) "<u>Proceeding</u>" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative.

Section 2. <u>Indemnification of Directors and Officers</u>: Subject to the operation of Section 4 of this Article VIII, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment) against any and all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any threatened, pending or completed Proceeding or any claim, issue or matter therein, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's status or conduct as such, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

Section 3. <u>Indemnification of Non-Executive Employees</u>: Subject to the operation of Section 4 of this Article VIII of these By-Laws, each Non-Officer Employee may, in the discretion

of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's status or conduct as such, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized by the Board of Directors of the Corporation.

Section 4. <u>Good Faith:</u> Unless ordered by a court, no indemnification shall be provided pursuant to this Article VIII to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

Section 5. <u>Advancement of Expenses to Directors Prior to Final Disposition:</u>

(a)   The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director's Corporate Status within ten (10) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses.

(b)   If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within ten (10) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article VIII shall not be a defense to the action and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of Expenses shall be on the Corporation.

(c)   In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

Section 6. Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition:

(a)   The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer and Non-Officer Employee in connection with any Proceeding in which such is involved by reason of such person's status and/or actions as such upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer and Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b)   In any suit brought by the Corporation to recover an advancement of Expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such Expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

Section 7. Contractual Nature of Rights:

(a)   The foregoing provisions of this Article VIII shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article VIII is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any Proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

(b)   If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article VIII shall not be a defense to the action and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

ARTICLE IX – AMENDMENTS

Section 1. These By-Laws may be supplemented, amended, or repealed by the Board or by a vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By-Laws which under the DGCL, by the Certificate of

Incorporation or by these By-Laws requires action by the stockholders and (b) any alteration, amendment or repeal of these By-Laws by the Board of Directors and any new By-Law adopted by the Board of Directors may be altered, amended or repealed by the stockholders as set forth in this Section.

ARTICLE X - MISCELLANEOUS PROVISIONS

Section 1. <u>Checks:</u> All checks or demands for money and notes of the Corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. <u>Fiscal Year:</u> The fiscal year of the Corporation shall be the calendar year, unless otherwise determined by the Board of Directors.

Section 3. <u>Delaware Chancery Forum Selection:</u> Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these By-Laws or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Section 4. <u>Notice:</u> Whenever notice is required to be given to any person by these By-Laws, such notice shall be deemed given effectively if given in person, by mail addressed to such person at such person's address as it appears on the records of the Corporation, by facsimile, or by any means of Electronic Transmission.

Section 5. <u>Waiver of Notice:</u> Whenever any written notice is required by these by-laws, a waiver thereof in writing, signed by the person or persons entitled to such a notice, whether before or after the time stated therein, including a communication sent by means of Electronic Transmission bearing the name of the person or persons entitled to notice, shall be deemed equivalent to the giving of such notice. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was unlawfully convened.

* * * * *

EXHIBIT F
Financial Statements
(Attached)

Balance Plus Corporation
BALANCE SHEET
AS OF
December 31, 2024

(ACCRUAL BASIS)

ASSETS

Cash and Cash Equivalents	$	-
Total Current Assets		-
Accounts Receivable		-
Total Accounts Receivable		-

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment	-
Less: Depreciation	-
Net Property, Plant and Equipment	-

OTHER ASSETS

	-
TOTAL ASSETS	

LIABILITIES AND EQUITY
LIABILITIES

Accounts Payables	$	-
Credit Card Debts		-
Bank Line of Credit		148
Total Current Liabilities		148

LONG TERM LIABILITIES

Loan from Shareholder	7,550
Loan from Shareholder	19,865
Total Long Term Liabilities	27,415
TOTAL LIABILITIES	27,563

SHAREHOLDER'S EQUITY

Shareholder Equity		2,500
Retained Earnings		(30,063)
Total Equity		(27,563)
TOTAL LIABILITIES AND EQUITY	$	-

Internally Generated Financial Statements


Balance Plus Corporation
STATEMENT OF NET INCOME
AS OF
December 31, 2024

(ACCRUAL BASIS)


REVENUE

Service Revenue	$ -
Total Revenue	-
Costs of Sales	-
Gross Profit Margin	-

OPERATING EXPENSES

Automobile Expense	70
Bank Service Charges	380
Computer and Internet	642
Deliver and Postage	2
Interest Expense	2,568
Legal Fees	3,000
Loan Costs	1,605
Marketing	16,050
Meals	156
Medical Expense	22
Parking	18
Professional Fees	5,250
Trademark Fees	300
Total Expenses	30,063
NET INCOME (LOSS) FROM OPERATIONS	(30,063)

OTHER INCOME

Investment Income (Loss)	-
Miscellaneous Income	-
Total Other Income	-
NET INCOME (LOSS)	$ (30,063)


Internally Generated Financial Statements


Balance Plus Corporation
STATEMENT OF RETAINED EARNINGS
AS OF
December 31, 2024
(ACCRUAL BASIS)

Retained Earnings, January 1, 2024	$	-
Net Income (Loss)		(30,063)
Shareholder Distributions		-
Retained Earnings, December 31, 2024	$	(30,063)

Balance Plus Corporation

Balance Sheet As of December 31, 2023

Assets

Cash: $0

Other Current Assets: $0

Total Current Assets: $0

Total Assets: $0

Liabilities and Equity

Accounts Payable: $0

Other Current Liabilities: $0

Total Current Liabilities: $0

Long-Term Liabilities: $0

Total Liabilities: $0

Shareholder Capital Contribution: $595

Retained Earnings: ($595)

Net Income: $0

Total Equity: $0

Total Liabilities and Equity: $0

Profit & Loss Statement For the Year Ending December 31, 2023

Balance Plus Corporation

Income

Revenue: $0

Total Income: $0

Expenses

Startup Filing Expenses: $595

Total Expenses: $595

Net Income (Loss): ($595)

EXHIBIT G
Co-Issuer Certificate of Formation
(Attached)

CERTIFICATE OF FORMATION
OF
Balance Plus SPV, LLC

FIRST: The name of the limited liability company is: Balance Plus SPV, LLC

SECOND: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation.

Harvard Business Services, Inc., Authorized Person
By: Michael J. Bell, President

BALANCE PLUS SPV, LLC

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (the "Agreement") is entered into effective on April 17, 2025 by and between Balance Plus SPV, LLC, a Delaware limited liability company (the "Company"), and Balance Plus Corporation, a Delaware corporation ("Balance Plus Corporation").

Background

I.   Balance Plus Corporation intends to engage in an offering of securities under §4(a)(6) of the Securities Act of 1933 (the "Reg CF Offering").

II.   Balance Plus Corporation has formed the Company to act as a "crowdfunding vehicle" within the meaning of 17 CFR §270.3a-9 for purposes of the Reg CF Offering (a "Crowdfunding Vehicle").

III.   Balance Plus Corporation owns all the limited liability company interests of the Company and wishes to set forth its understandings concerning the ownership and operation of the Company in this Agreement, which it intends to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(9).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

    1.1.   **Continuation of Limited Liability Company**. The Company has been formed in accordance with and pursuant to the Delaware Limited Liability Company Act (the "Act"). The rights and obligations of the members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

    1.2.   **Name**. The name of the Company shall be "Balance Plus SPV, LLC" and all of its business shall be conducted under that name, or such other name(s) as may be designated by the Manager.

    1.3.   **Purpose**. The sole purpose of the Company shall be to (i) acquire, hold, and dispose of common stock in the Reg CF Offering (the "Balance Plus Corporation Securities"); (ii) raise capital in the Reg CF Offering, as a co-issuer, by offering to investors ("Investors") its own Investor Shares; and (iii) use all such capital to acquire the Balance Plus Corporation Securities and for no other purpose.

    1.4.   **No Borrowing**. The Company may not borrow money from any person for any reason.

1.5. **Fiscal Year**. The fiscal and taxable year of the Company shall be the same as the fiscal and taxable year of Balance Plus Corporation.

1.6. **Members**. As of the date of this Agreement, Balance Plus Corporation is the only "member" of the Company within the meaning of 6 Del. C. 18-101(13). When and if the Company issues Investor Shares each Investor who acquires Investor Shares shall be admitted as a member. The members of the Company are referred to in this Agreement as "Members."

2. ARTICLE TWO: CONTRIBUTIONS AND LOANS FROM MEMBERS

2.1. **Contribution Upon Purchase of Investor Shares**. Upon the purchase of Investor Shares in the Offering, each Investor shall be deemed to have made a contribution to the capital of the Company (a "Capital Contribution") equal the amount such Investor paid for his, her, or its Investor Shares.

2.2. **Undertakings of Balance Plus Corporation**. Balance Plus Corporation shall pay directly all costs and expenses associated with the formation, organization, operation, dissolution, and winding up of the Company, as well as the compensation of any person compensated for operating the Company.

2.3. **No Required Contributions**. Following the purchase of Investor Shares, no Member shall have the obligation to contribute any capital to the Company. Without limitation, no Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.4. **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1. No Member shall be required to contribute any additional capital to the Company;

2.4.2. No Member may withdraw any part of his, her, or its capital from the Company;

2.4.3. No Member shall be required or permitted to make any loans to the Company;

2.4.4. No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.5. Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash, except as decided by the Manager in its sole discretion; and

2.4.6. No Member shall be liable to any other Member for the return of his, her, or its capital.

2.5. **No Third Party Beneficiaries**. Any obligation or right of the Members or Balance Plus Corporation to contribute capital or pay expenses under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: SHARES AND CAPITAL ACCOUNTS**

3.1.   **Shares**. The limited liability company interests of the Company shall be denominated as "Shares," of which 62,000 shall be denominated as "Investor Shares" and 1 as "Manager Shares." As of the date of this Agreement, Balance Plus Corporation owns all the Manager Shares while the Investor Shares have not yet been issued. The Investor Shares shall have one hundred percent (100%) of the economic rights and no management rights other than to replace the Manager upon a majority vote at a duly called meeting. The Manager Shares shall be held only by Balance Plus Corporation, or its affiliates or assigns. The Manager Shares will confer no economic rights but shall confer one hundred percent (100%) of the management authority to the holders of the Manager Shares. The holders of Manager Shares shall have all rights necessary to manage the business affairs of the Company, including but not limited to, the authority to direct the acquisition, holding, and disposition of the Company's assets, and to make all decisions regarding the Company's operations without requiring the consent of the holders of the Investor Shares. The holder of the Manager Shares shall have their reasonable expenses and out-of-pocket costs reimbursed prior to the distribution of profits to the holders of Investor Shares.

3.2.   **Purchase of Investor Shares**. Each Investor shall receive One (1) Investor Share for each $2.00 of such Investor's Capital Contribution. The Manager Shares, held by Balance Plus Corporation, shall remain outstanding and the Manager shall continue to serve as the Manager.

3.3.   **Capital Accounts**. A capital account shall be established and maintained for each Member. The capital account of Balance Plus Corporation shall be zero ($0.00). Each Investor's capital account shall initially be credited with his, her, or its Capital Contribution. Thereafter, the capital account of an Investor shall be increased by the amount of any additional contributions of the Investor and the amount of income or gain allocated to the Investor and decreased by the amount of any distributions to the Investor and the amount of loss or deduction allocated to the Investor, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **Distributions from Balance Plus Corporation**. When and if the Company receives a distribution from Balance Plus Corporation, the Company shall promptly distribute the entire amount of such distribution, without deduction, to the Investors based on the number of Investor Shares owned by each.

4.1.2.   **Distributions from Sale of Balance Plus Corporation Securities**. If the Company sells Balance Plus Corporation Securities, it shall promptly distribute the entire net proceeds, without deduction, to the Investors based on the number of Investor Shares owned by each.

4.1.3.   **Other Distributions**. Any distributions other than those described in section 4.1.1 and section 4.1.2 shall be made to the Investors on a *pro rata* basis based on the number of Investor Shares owned by each.

4.1.4. **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local, or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If an amount paid to an Investor was paid without any required withholding from a distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and/or (ii) if no such subsequent distributions are anticipated, the Member shall, at the request of the Company, promptly reimburse the Company for the amount of withholding that was required to be withheld and remitted to the applicable tax authority. In each case, regarding any amount to be withheld and remitted to an applicable tax authority, the Company shall promptly remit such amounts, and obtain and provide to the Investor a receipt and/or proof of payment.

4.1.5. **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.6. **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2. **Allocations of Profits and Losses**.

4.2.1. **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent reasonably possible, following the actual and anticipated distributions of cash, at the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations

required as a result of such an election.

4.2.3.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members, for book purposes, the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by Balance Plus Corporation as the "manager" within the meaning of 6 Del. C. 18-101(12). When acting in that capacity Balance Plus Corporation is referred to in this Agreement as the "Manager."

5.1.2.   **Powers of Manager**. Except as otherwise provided in this section 5.1, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business. The Manager shall exercise these voting rights in a manner that it, in its sole discretion, deems to be in the best interests of the Investors, without the need to seek or obtain consent or instructions from the Investor Members, unless otherwise explicitly required by this Agreement or applicable law. Notwithstanding any other provision in this Agreement, the Manager shall retain voting rights with respect to all securities held by the Company. The Manager shall vote on all matters related to the securities, including but not limited to, corporate governance matters of Balance Plus Corporation, and, subject to limitations in Delaware state law, participation in tender offers, mergers, acquisitions, or any other matters requiring shareholder approval.

5.1.3.   **Limitations on Manager**. Notwithstanding section 5.1.2, the Manager shall not take any action that may not be taken by a Crowdfunding Vehicle or omit to take any action required to be taken by a Crowdfunding Vehicle.

5.2.   **Resignation and Replacement**. A manager may resign at any time by giving written notice to all of the Members. In the event of the resignation of a manager, a new manager shall be appointed by Investors holding a majority of the Investor Shares.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself, herself, or itself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to

pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.5. **Reliance of Third Parties**. Anyone dealing with the Company shall be entitled to assume that the Manager and any person expressly authorized by the Manager in writing to act on behalf of and in the name of the Company has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Company and to enter into any contracts on behalf of the Company, and shall be entitled to deal with the Manager or any such person as if it were the Company's sole party in interest, both legally and beneficially. No Member shall assert, vis-à-vis a third party, that such third party should not have relied on the apparent authority of the Manager or any officer expressly authorized in writing by the Manager to act on behalf of and in the name of the Company, nor shall anyone dealing with the Manager or any such person be obligated to investigate the authority of such person in a given instance.

5.6. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.7. **Compensation of Manager**. The Manager shall not be entitled to compensation for its services as the manager of the Company.

5.8. **Delegation**. The Manager may: (i) delegate any of its duties or powers to any Person, including any Affiliate; (ii) enter into any contract or other agreement the relevant Manager deem, in its sole discretion, to be necessary, appropriate or convenient to secure the services of any such Person; (iii) commit and use assets of the Company to compensate and indemnify any such Person; and (iv) negotiate, renew, amend, terminate or take any other action with respect to any contract or other agreement described in clauses (ii) and (iii) of this Section 5.8.

5.9. **Outside Activities**. The Manager shall be entitled to have business interests and engage in business activities in addition to those relating to the Company.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY; ASSERTION OF RIGHTS**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its shareholders, directors, officers, employees, and agents, each acting within the scope of his, her, or its authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any

loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person

acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify

and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.2.6. **Exception**. Notwithstanding the foregoing provisions of this section 6.2:

(a) No Member shall be precluded from bringing a claim against a Covered Person if such claim would have been permitted if such Member owned Balance Plus Corporation Securities directly; and

(b) No Covered Person shall be entitled to indemnification if indemnification would not have been permitted by Balance Plus Corporation itself.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain through no fault of such Member or that such Member is required to disclose by legal process.

6.4. **Assertion of Rights**. Any Investor may, by giving notice to the Manager, direct the Company to assert, on behalf of such Investor, any rights under state and federal law that such Investor would have if such Investor had invested directly in Balance Plus Corporation, by purchasing Balance Plus Corporation Securities in the Reg CF Offering, rather than through the Company. The Investor directing the Company to assert such rights on such Investor's behalf shall be solely responsible for all costs and expenses incurred by the Company in asserting such rights, including but not limited to attorneys' fees, and shall direct any associated proceedings as if such Investor had invested in Balance Plus Corporation directly.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate.

Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Manager's Responsibilities for Accounting and Administration**. The Manager shall have the sole responsibility for all accounting, administrative, and reporting functions of the Company. This includes, but is not limited to, maintaining the Company's financial records, preparing and filing tax returns, distributing annual financial reports to the Investor Members, and ensuring compliance with all applicable federal, state, and local regulations. The Manager shall also be responsible for the preparation and timely distribution of any financial statements or reports required by this Agreement, including those necessary for Investor Members to fulfill their own tax obligations. All such tasks shall be performed by the Manager without the requirement for additional compensation beyond that which is otherwise provided for under this Agreement.

7.3.   **Books and Records of Account**. The Company shall keep at its principal office books and records of account of the Company which shall reflect a full and accurate record of each material transaction of the Company.

7.4.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects or the law so requires.

7.5.   **Information from Issuer**. The Company shall promptly provide to each Investor any information the Company receives from Balance Plus Corporation with respect to the Balance Plus Corporation Securities, including but not limited to all disclosures, reports, and other information.

7.6.   **Right of Inspection**.

7.6.1.   **In General**. If a Member wishes additional information, or to inspect the books and records, of the Company for a *bona fide* business purpose, the following procedure shall be followed: (i) such Member shall notify the Manager in writing, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after receiving such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.6.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* business purpose.

7.6.3.   **Representative**. An inspection of the Company's books and records may be

conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant, agrees to maintain the confidentiality of any Company information to which access is provided and is reasonably satisfactory to the Manager.

7.6.4. **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a) No Member shall have a right to a list of the Members or any information regarding the Members.

(b) Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member (and or its authorized representative) to execute a confidentiality agreement satisfactory to the Manager.

(c) No Member shall have the right to access any trade secrets of the Company, Balance Plus Corporation, or their respective affiliates, or any other information the Manager deems highly sensitive and confidential, including without limitation any information regarding Balance Plus Corporation's stockholders.

(d) No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e) Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f) A representative of the Company may be present at any inspection of the Company's books and records.

(g) If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h) The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.5. **Exception**. Notwithstanding the foregoing provisions of this section 7.5, an Investor shall have no less access to the records of the Company than he, she, or it would have access to the records of Balance Plus Corporation if he, she, or its owned Balance Plus Corporation Securities directly.

7.7. **Tax Matters**.

7.7.1. **Designation**. The Manager shall be designated as the "company representative" (the "Company Representative") as provided in Code section 6223(a). Any expenses incurred by the Company Representative in carrying out its responsibilities and duties under this Agreement or otherwise with respect to the Company shall be an expense of the Company for which the Company Representative shall be reimbursed.

7.7.2.   **Tax Examinations and Audits**. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.7.3.   **BBA Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under Code sections 6225, *et seq*, (the "Audit Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company, including any election under Code section 6226. If an election under Code section 6226(a) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Member shall take such adjustment into account as required under Code section 6226(b).

7.7.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.7.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS**

8.1.   **In General**. Subject to section 8.2 and section 8.6, an Investor may transfer all or any portion of his, her, or its Investor Shares (the "Transferred Shares"), with or without consideration.

8.2.   **Transfers to Competitors**. Notwithstanding section 8.1, Investor Shares may not be transferred, directly or indirectly, if the transferee or any affiliate of the transferee is engaged in a business directly competitive with the business of Balance Plus Corporation For these purposes, an "affiliate" means any person who, directly or indirectly, controls, is controlled by or is under common control with the transferee.

8.3.   **Rights of Assignee**. Until and unless a person who is a transferee of Investor Shares is admitted to the Company as Member pursuant to section 8.4, such transferee shall be entitled only

to the allocations and distributions with respect to the Transferred Shares in accordance with this Agreement and, to the fullest extent permitted by applicable law, including but not limited to 6 Del. C. §18-702(b), shall not have any non-economic rights of a Member of the Company, including, without limitation, the right to require any information on account of the Company's business, inspect the Company's books, or vote on Company matters.

8.4.   **Conditions of Transfer**. A transferee of Transferred Shares pursuant to section 8.1 shall have the right to become a Member pursuant to 6 Del. C. §18-704 if and only if all of the following conditions are satisfied:

8.4.1.   The transferee has executed a copy of this Agreement, agreeing to be bound by all of its terms and conditions;

8.4.2.   A fully executed and acknowledged written transfer agreement between the transferor and the transferee has been filed with the Company;

8.4.3.   All costs and expenses incurred by the Company in connection with the transfer are paid by the transferor to the Company, without regard to whether the proposed transfer is consummated; and

8.4.4.   The Manager determines, and such determination is confirmed by an opinion of counsel satisfactory to the Manager stating, that (i) the transfer does not violate the Securities Act of 1933 (the "Securities Act") or any applicable state securities laws, (ii) the transfer will not violate any of the requirements applicable to Crowdfunding Vehicles, (iii) the transfer will not require the Manager or any affiliate that is not registered under the Investment Advisers Act of 1940 to register as an investment adviser, (iv) the transfer would not pose a material risk that (A) all or any portion of the assets of the Company would constitute "plan assets" under ERISA, (B) the Company would be subject to the provisions of ERISA, section 4975 of the Code or any applicable similar law, or (C) the Manager would become a fiduciary pursuant to ERISA or the applicable provisions of any similar law or otherwise, and (v) the transfer will not violate the applicable laws of any state or the applicable rules and regulations of any governmental authority; provided, that the delivery of such opinion may be waived, in whole or in part, at the sole discretion of the Manager.

8.5.   **Involuntary Withdrawal Investor**. Upon the death, bankruptcy, disability, legal incapacity, legal dissolution, or any other voluntary or involuntary act of an Investor, neither the Company nor the Manager shall have the obligation to purchase the Investor Shares owned by such Investor, nor shall such Investor have the obligation to sell his, her, or its Investor Shares. Instead, the legal successor of such Investor shall become an assignee of the Investor pursuant to section 8.3, subject to all of the terms and conditions of this Agreement.

8.6.   **IPO Lock-Up**. If Balance Plus Corporation conducts an underwritten public offering of its securities under the Securities Act ("IPO"), then for a period specified by Balance Plus Corporation and the managing underwriter not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions, no Investor shall (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase,

or otherwise transfer or dispose of, directly or indirectly, any Investor Shares; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Investor Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities, in cash, or otherwise. The foregoing sentence (x) shall apply only to the IPO, (y) shall not apply to the sale of any Investor Shares to an underwriter pursuant to an underwriting agreement, or the transfer of any Investor Shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and (z) shall be applicable to Investors only if all officers and directors of Balance Plus Corporation are subject to the same restrictions and Balance Plus Corporation uses commercially reasonable efforts to obtain a similar agreement from all its stockholders individually owning more than one percent (1%) of Balance Plus Corporation's outstanding securities. The underwriters in the IPO are intended third-party beneficiaries of this section 8.6 and shall have the right, power, and authority to enforce its provisions as if they were a party. Each Investor shall execute such agreements as may be reasonably requested by the underwriters that are consistent with this section 8.6 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply *pro rata* to all Investors subject to such agreements, based on the number of securities subject to such agreements.

8.7.   **Termination**. The provisions of this Article Eight shall terminate upon the first to occur of (i) a sale or other disposition of all or substantially all of the business or assets of Balance Plus Corporation, including but not limited to upon a merger or similar acquisition (and not bona fide financing) transaction following which the persons who control Balance Plus Corporation immediately before the transaction have less than fifty percent (50%) of the aggregate voting power of the resulting entity; (ii) the liquidation of Balance Plus Corporation; or (iii) an IPO, except that section 8.6 shall remain in effect following an IPO.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the dissolution of Balance Plus Corporation, or (ii) the sale or other disposition of all of the Balance Plus Corporation Securities. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2. The Members hereby waive the right to have the Company dissolved by judicial decree pursuant to 6 Del. C. §18-802.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the

Company shall be distributed as set forth in Article Four.

9.2.3. **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1. **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor, with power and authority to act in the name and on behalf of each such Investor, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1. This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2. Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3. Any instrument or document that may be required to effect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4. Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions, including without limitation, any consent, document or agreement necessary in order for the Company to comply with, and otherwise avoid breaching, any of the Company's obligations under the Voting Agreement.

10.2. **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor, and is limited to those matters herein set forth; (ii) may be exercised by the Manager by an through one or more of the officers of the Manager for each of the Investors by the signature of the Manager acting as attorney-in-fact for all of the Investors, together with a list of all Investors executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor of all or any portion of his, her or its Investor Shares except that, where the assignee of the Investor Shares owned by the Investor has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Members**. The Manager shall promptly furnish to each Investor a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor.

10.4.   **Restrictions**. Nothing in this section 10 shall be construed in a manner that violates 17 CFR §270.3a-9.

11.   **ARTICLE ELEVEN: AMENDMENTS**

11.1.   **Amendments Not Requiring Consent**. The Manager may amend this Agreement without the consent of any Member to effect:

11.1.1.   The correction of typographical errors;

11.1.2.   A change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

11.1.3.   The admission, substitution, withdrawal, or removal of Members in accordance with this Agreement;

11.1.4.   An amendment that cures ambiguities or inconsistencies in this Agreement;

11.1.5.   An amendment that adds to Manager's own obligations or responsibilities;

11.1.6.   A change in the fiscal year or taxable year of the Company and any other changes that the Manager determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of Balance Plus Corporation;

11.1.7.   A change the Manager determines to be necessary or appropriate to prevent the Company from being treated as an "investment company" within the meaning of the Investment Company Act of 1940, as amended;

11.1.8.   A change to facilitate the trading of Shares, including changes required by law or by the rules of a securities exchange;

11.1.9.   A change the Manager determines to be necessary or appropriate to satisfy any requirements or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any Federal or State statute, including but not limited to "no-action letters" issued by the Securities and Exchange Commission;

11.1.10.   A change that the Manager determines to be necessary or appropriate to prevent the Company from being subject to the Employee Retirement Income Security Act of 1974;

11.1.11.   A change that the Manager determines to be necessary or appropriate to comply with 17 CFR §270.3a-9.

11.1.12.   Any amendment that conforms to the Form C used in the Offering;

11.1.13.   Any amendments expressly permitted in this Agreement to be made by the Manager acting alone; or

11.1.14.   Any other amendment that does not have, and could not reasonably be expected to have, an adverse effect on the Members.

11.2.   **Amendments Requiring Majority Consent**. Any amendment that has, or would reasonably be expected to have, an adverse effect on the Members, other than amendments described in section 11.3, shall require the consent of the Manager and Members holding a majority of the then outstanding Investor Shares.

11.3.   **Amendments Requiring Unanimous Consent**. The following amendments shall require the consent of the Manager and each affected Member:

11.3.1.   An amendment deleting or modifying any of provisions of this section 11.3;

11.3.2.   An amendment that would require any Member to make additional Capital Contributions; and

11.3.3.   An amendment that would impose personal liability on any Member.

11.4.   **Procedure for Obtaining Consent**. If the Manager proposes to make an amendment to this Agreement that requires the consent of Members, the Manager shall notify each affected Member in writing, specifying the proposed amendment and the reason(s) why the Manager believes the amendment is in the best interest of the Company. At the written request of Members holding at least twenty percent (20%) of the Percentage Interests, the Manager shall hold an in-person or electronic meeting (*e.g.*, a webinar) to explain and discuss the amendment. Voting may be through paper or electronic ballots. If a Member does not respond to the notice from the Manager within twenty (20) calendar days, the Manager shall send a reminder. If the Member does not respond for an additional ten (10) calendar days following the reminder such Member shall be deemed to have consented to the proposed amendment(s). If the Manager proposes an amendment that is not approved by the Members within ninety (90) days from proposal, the Manager shall not again propose that amendment for at least ten (10) days.

12.   **ARTICLE TWELVE: MISCELLANEOUS**

12.1.   **Interpretation**. This Agreement is intended to comply with the requirements of 17 CFR §270.3a-9 and shall be construed accordingly. The parties acknowledge ambiguities in the interpretation and property application of 17 CFR §270.3a-9 and intend for all such ambiguities to be resolved in favor of compliance.

12.2.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with a national overnight delivery service (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient can demonstrate that such electronic mail was not received into the recipient's inbox), to the principal business address of Balance Plus Corporation as set forth on the Balance Plus Corporation Form C, if to the Company, to the email

address of a Member provided by such Member at the time of investment, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.3.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be *via* electronic delivery, which might include email, Dropbox, or other means.

12.4.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Wilmington, Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

12.5.   **Waiver of Jury Trial**. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH MEMBER IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.6.   **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, via DocuSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

12.7.   **Third-Party Beneficiaries**. Balance Plus Corporation, in its capacity as issuer of the Balance Plus Corporation Securities, is an intended third-party beneficiary of this Agreement and shall have the right to enforce the provisions hereof, without regard to whether it is then serving as the manager of the Company. Otherwise, this Agreement is made for the sole benefit of the parties and no other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be third party beneficiaries of this Agreement in any way.

12.8.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.9.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.10.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.11.   **Execution by Members**. It is anticipated that this Agreement will be executed by each Investor through the execution of a separate agreement captioned "Investment Agreement"

pursuant to which such Investor purchases his, her, or its respective Investor Shares.

12.12. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.13. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

BALANCE PLUS SPV, LLC

By: Balance Plus Corporation
As Manager

By _Richard Kane_
Richard Kane (Apr 28, 2025 15:59 EDT)
Richard Kane, on behalf of Balance Plus Corporation

Balance Plus Corporation

By _Richard Kane_
Richard Kane (Apr 28, 2025 15:59 EDT)
Richard Kane, CEO

EXHIBIT I
Subscription Agreement between Co-Issuer and Issuer
(Attached)

Balance Plus Corporation Class B Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Balance Plus Corporation, a Delaware Corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Class B Common Stock of the Company (collectively, the "**Class B Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"), depending on the total subscription amount; and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $2.00 per Share (the "**Purchase Price**", excluding any discount that may be applied as a bonus and reflected on the signature page), via check, wire transfer, ACH, or Debit/Credit Card to the Company.

   a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.
   b. The aggregate dollar amount of Securities sold shall not exceed $124,000.00 (the "Oversubscription Offering"). The Company may accept subscriptions until December 31, 2025, (the "Offering Deadline"). Provided that subscriptions for 5,000 Shares ($10,000.00 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").
   c. Bonuses:

   Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

   Invest $250+: Founder Backer Badge: Become part of the eNERGY Investors Club* + Exclusive eNERGY Hat* + 3% bonus shares*

   Invest $1,000+: Level II – eNERGY Silver: Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Hat* + 5% bonus shares*

   Invest $2,500+: Level III – eNERGY Gold: Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 10% bonus shares*

   Invest $5,000+: Level IV – eNERGY Platinum: Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY Shirt* + eNERGY Hat* + 15% bonus shares* + exclusive early access to eNERGY enabled products*

   Invest $50,000+: Executive Level – eNERGY Angel: Become part of the eNERGY Investors Club* + Receive an exclusive eNERGY "Angels" Shirt* + eNERGY Hat* + 30% bonus shares* + exclusive early access to eNERGY enabled products*

   *All perks occur when the offering is completed.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) <u>Disclosure of Information</u>. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the

Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) <u>No Violations</u>. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) <u>Securities Law Restrictions</u>. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Members of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Members of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(q) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

EXHIBIT J
Co-Issuer Voting Proxy and Grant of Authority
(See Attached)

VOTING PROXY AND GRANT OF AUTHORITY

LIMITED LIABILITY COMPANY AGREEMENT

By purchasing Investor Shares in Balance Plus SPV, LLC, the undersigned Investor hereby irrevocably appoints and constitutes Balance Plus Corporation, its successors, and assigns (the "Manager") as the Investor's true and lawful proxy and attorney-in-fact, with full power of substitution, to vote all securities held by Balance Plus SPV, LLC on behalf of the Investor at any and all meetings of stockholders of Balance Plus Corporation, and to execute any written consents in lieu of such meetings, in the same manner and with the same effect as if the Investor were personally present and voting such securities. The Investor acknowledges that this proxy is coupled with an interest and is therefore irrevocable.

The Investor further understands and agrees that the Manager, in its sole discretion, will vote on all matters related to the securities held by Balance Plus SPV, LLC, including, but not limited to, corporate governance, mergers, acquisitions, or other transactions requiring stockholder approval, and shall do so in a manner that it deems to be in the best interests of the Investor.

ACKNOWLEDGMENT AND AGREEMENT

The Investor acknowledges that this grant of voting proxy is a condition of participation in the offering of Investor Shares. If the Investor does not wish to grant this voting proxy to the Manager, the Investor should not participate in this offering.

By executing this subscription agreement, the Investor acknowledges and agrees to the foregoing terms and understands that participation in the offering is contingent upon the Investor's agreement to grant this voting proxy.

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Investor Signature